AMENDMENT NO. 1

TO THE BYLAWS OF

THRIVENT ETF TRUST

The following amendment to the Bylaws of Thrivent ETF Trust (the “Trust”) was duly adopted by resolution of a majority of the Trustees of the Trust at a meeting of the Trustees held on August 21, 2024.

1.	Article 1, Section 1.2 is hereby deleted and replaced in its entirety with the following:

1.2 Principal Office of the Trust. The principal office of the Trust shall be located in Minneapolis, Minnesota.

The foregoing amendment shall be effective on August 21, 2024.